SECURITIES AND EXCHANGE COMMISSION      Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 1-8097

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco International plc
6 Chesterfield Gardens
London, England W1J 5BQ

ENSCO MULTINATIONAL SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Plan Benefits as of December 31, 2009	2

Statement of Changes in Net Assets Available for Plan Benefits Year Ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Information:

Schedule I - Investments as of December 31, 2009	10

Exhibits:

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrators of
The Ensco Multinational Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Ensco Multinational Savings Plan as of December 31, 2009 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ensco Multinational Savings Plan as of December 31, 2009, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements referred to above. The supplemental schedule of Schedule I - Investments as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements referred to above taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas
March 29, 2010

ENSCO MULTINATIONAL SAVINGS PLAN STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2009

	Total	Ensco International plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Legg Mason Global Funds- Royce Smaller Companies	Cash
ASSETS:
Investments at fair value:
Other investments (cost $1,993,463)	$2,263,082	$ --	$ 788,725	$330,059	$308,105	$273,828	$221,243	$219,730	$121,392	$ --
Ensco International plc American depositary shares (cost $619,612)	830,859	830,859	--	--	--	--	--	--	--	--

Total investments	3,093,941	830,859	788,725	330,059	308,105	273,828	221,243	219,730	121,392	--

Cash	58,278	--	--	--	--	--	--	--	--	58,278
Receivables
Employer contributions	1,224,705	179,827	539,465	123,806	84,814	80,122	77,625	89,835	49,211	--

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$4,376,924	$1,010,686	$1,328,190	$453,865	$392,919	$353,950	$298,868	$309,565	$170,603	$58,278

The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEAR ENDED DECEMBER 31, 2009

	Total	Ensco International plc American Depositary Shares	Invesco AIM US Dollar Liquidity Portfolio	MFS Meridian Global Equity Fund	Pioneer Funds- North American Basic Value	Templeton Global Bond Fund	Skandia Total Return USD Bond Fund	MFS Meridian Global Total Return Fund	Legg Mason Global Funds- Royce Smaller Companies	Cash
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$ 1,957	$ 1,508	$ 407	$ --	$ --	$ --	$ --	$ --	$ --	$ 42
Realized gains	59,419	28,730	--	9,597	1,900	4,945	3,863	5,415	4,969	--
Unrealized appreciation	480,866	211,247	--	88,621	75,470	27,574	19,015	34,725	24,214	--

Total investment income	542,242	241,485	407	98,218	77,370	32,519	22,878	40,140	29,183	42

Contributions:
Participant	916,425	206,390	241,193	94,463	99,950	82,917	81,505	69,715	40,292	--
Employer	3,021,912	606,995	1,218,233	290,498	222,413	187,988	186,875	211,492	97,418	--

Total contributions	3,938,337	813,385	1,459,426	384,961	322,363	270,905	268,380	281,207	137,710	--

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(103,380)	(21,682)	(64,833)	(11,003)	(3,079)	(39)	(226)	(2,427)	(91)	--
Administrative expenses	(275)	--	--	--	--	--	--	--	--	(275)

Total deductions	(103,655)	(21,682)	(64,833)	(11,003)	(3,079)	(39)	(226)	(2,427)	(91)	(275)

TRANSFERS, NET	--	(22,502)	(66,810)	(18,311)	(3,735)	50,565	7,836	(9,355)	3,801	58,511

NET INCREASE	4,376,924	1,010,686	1,328,190	453,865	392,919	353,950	298,868	309,565	170,603	58,278

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	--	--	--	--	--	--	--	--	--	--

End of year	$4,376,924	$1,010,686	$1,328,190	$453,865	$392,919	$353,950	$298,868	$309,565	$170,603	$58,278

The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The Ensco Multinational Savings Plan (the "Plan") is a defined contribution plan available to international expatriate employees ("eligible employees") of Ensco International plc and subsidiary companies (the "Company", "Ensco" or "Plan Sponsor"). The Plan was established on January 1, 2009 to provide a retirement benefit for eligible employees through Company profit sharing contributions, and matching contributions based on eligible employee contributions, and to promote and encourage eligible employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan ("Plan Participants") should refer to the Plan document for a more complete description of the Plan's provisions.

Participation

Eligible employees of the Company may participate in the Plan upon meeting certain service, citizenship or residency requirements, are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Eligible employees may elect to participate in the employee savings feature of the Plan after completing one month of service with the Company. The entry date with respect to an eligible employee's ability to make contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements.

Eligible employees automatically participate in the profit sharing feature of the Plan after completing at least 92 days of continuous full-time employment if they are employed at calendar year-end. The profit sharing contributions of the Company are at the discretion of the Board of Directors as disclosed below.

Contributions

Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals ("Savings Contributions"), which may or may not qualify for tax deferral based on each Plan Participant's local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant's compensation and Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.

At the discretion of its Board of Directors, the Company may make contributions to the Plan ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant employee accounts as follows:

Contribution Level	Matching Percentage
2009

First 5% of eligible compensation	100%

Total Matching Contributions for the year ended December 31, 2009 were $517,137.

At the discretion of its Board of Directors following close of a fiscal year, the Company may also make annual profit sharing contributions to the Plan for the benefit of all Plan Participants ("Profit Sharing Contributions"). Annual Profit Sharing Contributions are allocated to Plan Participants based on their proportionate compensation. Certain eligible employees received their 2008 Profit Sharing Contributions awarded in cash in March 2009 based on their employment status with the Company during 2008. The Profit Sharing Contributions awarded to these employees in March 2009 totaled $1,280,070. The 2009 Profit Sharing Contributions were awarded in cash in March 2010 totaling $1,224,705. Both the 2008 and 2009 Profit Sharing Contributions were included in employer contributions in the statement of changes in net assets available for the year ended December 31, 2009.

Plan Administration

Assets in the plan are held in trust by Citco Trustees (Cayman) Limited as original trustee on behalf of, and for the benefit of, Plan Participants, who was selected by the Board of Directors upon the recommendation of Company management. The trustee has the authority to deal with or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to Global Group Services Incorporated, the administrator, and UBS Financial, Inc., the custodian. Global Group Services Incorporated performs all recordkeeping services.

Vesting

A Plan Participant's Matching Contribution account balance and Profit Sharing Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least three years, or a full termination of the Plan. A Plan Participant's Savings Contribution account balance is fully vested at all times.

The nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan Participants are forfeited ("forfeitures") to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of future employer contributions. The Plan held a forfeiture balance totaling $61,129 included in net assets available for plan benefits as of December 31, 2009. The Plan did not use forfeitures to reduce any portion of the Company's Matching Contributions during the year ended December 31, 2009.

Distributions

Distributions of a Plan Participant's Savings Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment. As of December 31, 2009, withdrawals elected by participants that had not been paid totaled $16,950.

Hardship Withdrawals

Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company may, at its discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. No hardship withdrawals were paid during the year ended December 31, 2009.

Investments

The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial, Inc., including American depositary shares, evidenced by American depositary receipts, which represent Class A Ordinary Shares of the Company ( the "Ensco ADS Fund"). In addition, the Plan limits the portion of a participant's aggregate account balance that may be invested in the Ensco ADS Fund to 25%. The Plan was amended on October 1, 2009 to reduce the maximum amount of Company shares a participant could hold in his or her account from 50% to 25% (larger holdings were "grandfathered", but could not be increased) with a similar percentage limitation on "new money" investments. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant's account based on the change in unit value for each investment fund in which the participant has an account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of shares in mutual funds and the Ensco ADS Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See "Note 4 - Fair Value Measurements" for additional information on the fair value measurement of the Plan's net assets.

The Plan presents in the statement of changes in net assets available for Plan benefits the realized gains and/or losses and the unrealized appreciation (depreciation) on investments, which are calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for Plan benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Distributions

Distributions of benefits to Plan Participants are recorded when paid.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (the "FASB") established the FASB Accounting Standards Codification (the "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with U.S. GAAP. As the issuance of the ASC does not change U.S. GAAP, its adoption did not have any impact on the Plan's 2009 financial statements.

3.   PLAN INVESTMENTS

As of December 31, 2009, the Plan's investment options included the following:

Invesco AIM US Dollar Liquidity Portfolio: This money market fund seeks to provide investors with a high level of current income, while preserving capital and maintaining liquidity by investing in a portfolio of high quality U.S. dollar denominated short-term money market instruments. The fund had 107 participants as of December 31, 2009.

Skandia Total Return USD Bond Fund: This mutual fund seeks to provide investors both current income and capital appreciation by investing in a portfolio of intermediate-term investment grade securities. The fund had 46 participants as of December 31, 2009.

Templeton Global Bond Fund: This mutual fund seeks to provide investors a maximum total return, consisting of a combination of interest income, capital appreciation and currency gains by investing in a portfolio of fixed income securities worldwide. The fund had 44 participants as of December 31, 2009.

Pioneer Funds-North American Basic Value: This mutual fund seeks to provide investors capital appreciation over the medium to long-term by investing in a portfolio of equities and equity-linked instruments issued by companies that have their registered office in North America or that exercise the preponderant part of their economic activity in North America. The fund had 47 participants as of December 31, 2009.

Legg Mason Global Funds-Royce Smaller Companies: This mutual fund seeks to provide investors long-term capital appreciation by investing in a portfolio of equity securities issued by mid-cap and small-cap companies with stock market capitalizations of less than U.S. $5 billion. The fund had 33 participants as of December 31, 2009.

MFS Meridian Global Equity Fund: This mutual fund seeks to provide investors capital appreciation by investing in a portfolio of equity securities of global issuers. The fund had 48 participants as of December 31, 2009.

MFS Meridian Global Total Return Fund: This mutual fund seeks to provide investors total return by investing in a portfolio of large-cap equity securities and investment grade government bonds. The fund had 38 participants as of December 31, 2009.

Ensco ADS Fund: This fund is invested in the Company's American depositary shares. The fund had 78 participants as of December 31, 2009.

During 2009, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

2009

Proceeds	$376,115
Aggregate cost	316,696

Realized gains	59,419
Unrealized appreciation	480,866

Net appreciation in fair value of investments	$540,285

4.   FAIR VALUE MEASUREMENTS

Certain provisions of FASB ASC 820-10 (previously SFAS No. 157, "Fair Value Measurements") establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan's net assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

As of December 31, 2009
Other investments	$2,263,082	$ --	$ --	$2,263,082
Ensco ADS Fund	830,859	--	--	830,859

Total investments	$3,093,941	$ --	$ --	$3,093,941

5.   ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid by the Company. Fees paid by the participants and the Plan for investment management and other related services amounted to approximately $275 for the year ended December 31, 2009.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   TAX STATUS

The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.

In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation. However, the Cayman Islands trust that holds the Plan's assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant's country of residence, he or she may also be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax withheld by the trust.

8.   RELATED PARTY TRANSACTIONS

American depositary shares of the Company held by the Plan in the Ensco ADS Fund as an investment qualify as party-in-interest transactions. As of December 31, 2009, the Plan's investment in the Ensco ADS Fund was based on the closing price on such date of $39.94 per share. Like any investment in publicly traded securities, the Company's American depositary shares are subject to price changes. During 2009, the high and low prices for the Company's American depositary shares were $51.30 and $22.04.

9.  RISKS AND UNCERTAINTIES

The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

Supplemental Information Schedule I

ENSCO MULTINATIONAL SAVINGS PLAN SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 2009

Description	Number of shares/units	Market Value	Percentage of Net Assets

Invesco AIM US Dollar Liquidity Portfolio	788,725	$788,725	18.0%
MFS Meridian Global Equity Fund	11,959	330,059	7.5%
Pioneer Funds-North American Basic Value	5,542	308,105	7.0%
Templeton Global Bond Fund	12,155	273,828	6.3%
Skandia Total Return USD Bond Fund	14,534	221,243	5.1%
MFS Meridian Global Total Return Fund	10,636	219,730	5.0%
Legg Mason Global Funds-Royce Smaller Companies	1,397	121,392	2.8%

Employer securities:
*Ensco ADS Fund	20,793	830,859	19.0%

Total Investments		$3,093,941

*Party-in-interest

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date: March 29, 2010	/s/ DOUGLAS J. MANKO By: Douglas J. Manko Controller and Assistant Secretary

11

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

12